Filed by Skyline Builders Group Holding Ltd.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Skyline Builders Group Holding Ltd.

(File No. 001-42461)

Cove Kaz Capital Group Advances Generational Tungsten Project

Announces Top Global Engineering Firms to Lead Definitive Feasibility Study (DFS)

Northern Katpar DFS commences in July 2026 with anticipated completion before the end of 2027

NEW YORK & ASTANA, KAZAKHSTAN – August 3, 2026 – Cove Kaz Capital Group LLC (“Cove Kaz Capital Group” or the “Company”), a U.S.-based company focused on the development of critical mineral resources in Kazakhstan, today announced it has engaged recognized global engineering firms to undertake a Definitive Feasibility Study (“DFS”) on the Northern Katpar tungsten project in Kazakhstan held by Severniy Katpar LLP, in which the Company holds a 70% controlling interest.

The ultimate purpose of the DFS is to support a Final Investment Decision and facilitate the standard detailed due diligence requirements of prospective financing partners, including the U.S. International Development Finance Corporation (DFC), the Export-Import Bank of the United States (EXIM), other U.S. institutional finance entities, and commercial partners. The DFS will build into Front End Engineering and Design, which will then flow into detailed engineering and design, project construction, commissioning, and commercial operations.

Building on the Company’s technical leadership in the successful development and operation of large-scale tungsten assets, an extensive evaluation of the capabilities of leading engineering firms was performed. With that assessment, the Company determined a consortium of contractors is best qualified to meet the mining and refinery project’s objectives:

●	DRA Global, an international multi-disciplinary engineering, project delivery and operations management group, predominantly focused on the mining, minerals and metals industry, has been appointed the lead contractor and will also be responsible for mineral processing;

●	ERM, the world’s largest sustainability consultancy, providing comprehensive environmental, social, and risk advisory services for critical minerals projects, will lead on geology, mine planning, and technical programs, as well as environmental and social frameworks. ERM has extensive experience in major capital project environmental, social, regulatory, and financial license to operate and brings significant global and Kazakh mining experience to the project; and

●	Knight Piésold, an international consulting firm providing specialized engineering and environmental services to the mining and energy sectors, with deep technical capability in tailings management, rock mechanics, and water management systems, supporting long-term operational safety and environmental resilience for complex large-scale tungsten mining operations, will lead on geotechnical, hydrology and tailings storage.

These companies have been selected as preferred contractors subject to execution of definitive agreements and will work alongside Cove Kaz Capital Group’s highly experienced in-house team led by Chief Executive Officer Dominic Heaton. Mr. Heaton is widely recognized for having led the successful development of the Nui Phao integrated tungsten mine and refinery in Vietnam, the largest tungsten operation outside of China.

The DFS will develop the overall mine plan for Northern Katpar and inform the construction and operations of its accompanying refinery to be located in Kazakhstan, designed to produce the benchmark tungsten product known as ammonium paratungstate (“APT”).

“Following the start of site preparation in July, formally engaging the DFS engineering firms is an essential step towards our objective of becoming a leading, commercially successful supplier of tungsten to the United States,” said Pini Althaus, Executive Chairman, Cove Kaz Capital Group. “There is a systemic shortage of tungsten that cannot be addressed by existing mines globally, even in China. The current supply deficit is acute, but the medium to long-term market is also showing a significant shortage.”

“We anticipate the DFS to be completed before the end of 2027 and it will be supported by extensive historical work by JSC Tau-Ken Samruk, the national mining company of Kazakhstan and our 30% partner in Severniy Katpar LLP,” said Mr. Heaton. “It is exciting to see the start of physical activity at the site after detailed planning since completing the acquisition of our controlling interest in Severniy Katpar in April. This was a months-long competitive evaluation process, and I would like to acknowledge the broad participation of best-in-class engineering firms seeking to support this project.”

As the focus of activity at Northern Katpar transfers to the DFS, the Company is starting to ramp-up its development work on the second tungsten deposit held by Severniy Katpar LLP, known as Upper Kairakty, located approximately 25 kilometers from Northern Katpar.

Severniy Katpar LLP owns one of the largest known undeveloped tungsten resources globally. Feasibility studies completed in April 2023 reported total JORC-compliant mineral resources containing 1.4 million tonnes of tungsten trioxide (WO3) and support anticipated production of approximately 5,000 metric tonnes per annum (mtpa) at Northern Katpar, and 7,000 mtpa from Upper Kairakty, for a total of 12,000 mtpa, representing approximately 15% of current global tungsten mine production.

About Cove Kaz Capital Group LLC

Cove Kaz Capital Group LLC is a U.S.-backed critical minerals development company focused on advancing strategic critical minerals resource projects in Kazakhstan. On April 29, 2026, Cove Kaz Capital Group acquired a 70 percent controlling interest in Severniy Katpar LLP, a joint venture with Kazakhstan’s national mining company Tau-Ken Samruk, which retains the remaining 30 percent.

Through this partnership, Cove Kaz Capital Group will be developing the Northern Katpar and Upper Kairakty tungsten deposits, among the largest undeveloped tungsten resources globally. The project is advancing through feasibility, permitting, and development toward commercial production, with the objective of establishing a long-term, secure supply of tungsten to support critical industrial and high-technology applications in the United States and global markets.

On April 30, 2026, Cove Kaz Capital Group and Skyline Builders Group Holding Limited (“Skyline” or “KAZR”) (Nasdaq: KAZR) announced the companies entered into a Transaction Agreement to effect a business combination. Upon completion of the business combination, the combined company plans to operate under the name “Kaz Resources Inc.” and trade on Nasdaq under the ticker symbol “KAZR.” For more information, please visit: https://www.kazresources.com

Media Contact:

For further information, please contact:

Jack Kelleher

covekaz-cs@collectedstrategies.com

Investor Contacts:

Lynn Morgen

lynn.morgen@advisiry.com

Eric Prouty

eric.prouty@advisiry.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the proposed business combination between Cove Kaz Capital Group and Skyline (the “Proposed Transaction”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements represent Cove Kaz Capital Group’s expectations or beliefs concerning guidance, future events, anticipated revenue, future demand and production levels, macroeconomic trends, the development of ongoing projects, costs and expectations, and it is possible that the results described in this news release will not be achieved.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Cove Kaz Capital Group’s control, which could cause actual results to differ materially from the results discussed in the forward-looking statements. These factors include, without limitation, Cove Kaz Capital Group’s ability to successfully develop its mining projects, including whether Cove Kaz Capital Group’s exploration targets and estimates for such mines are realized, the timing of the initial production, the development of a pilot and ultimately a full scale commercial processing facility. In addition, there is a risk that the Proposed Transaction may not be completed in a timely manner or at all.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Cove Kaz Capital Group does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Cove Kaz Capital Group to predict all such factors.

Important Notices and Additional Information

In connection with the Proposed Transaction, Cove Kaz Capital Group intends to file a registration statement on Form S-4 containing a prospectus with the U.S. Securities and Exchange Commission (the “SEC”), and Skyline intends to file a proxy statement for the purpose of soliciting proxies or votes from Skyline shareholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectus, the proxy statement and other documents filed by Cove Kaz Capital Group and Skyline (in each case when available) with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and other filings with the SEC may also be obtained by contacting Cove Kaz Capital Group directly at info@kazresources.com or Skyline at Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong, telephone: +852-2811-9688.

No Offer or Solicitation

This news release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction contemplated by the Transaction Agreement and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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